Exhibit 4.14

•	Equity Pledge Agreement

Parties:

(1)	an applicable PRC Subsidiary (for the purpose of the Equity Interest Agreement, the “Pledgee”);

(2)	each Nominee Shareholder of an applicable Consolidated Entity (for the purpose of the Equity Interest Agreement, the “Pledger”); and

(3)	the corresponding Consolidated Entity is an additional signing party in some cases.

Key Terms:

(1)

Each Pledger agrees to pledge all of his/her/its equity interest (the “Equity Interest”) in the Consolidated Entity in favor of the Pledgee as security for (i) his/her/its obligations under the Loan Agreement (if applicable) and (ii) the Consolidated Entity’s obligations under the Exclusive Services Agreement, the Exclusive Option Agreement and/or the Operation Agreement (as applicable).

(2)	The Pledge shall take effect as of the date when the pledge of the Equity Interest is registered with the competent market regulation authorities.

(3)

During the term of the Pledge, the Pledgee shall be entitled to enforce the right of Equity Interest pledge in accordance with the Equity Pledge Agreement and the applicable laws in the case of an event of default.

(4)

During the effective term of the Equity Pledge Agreement, the Pledgor shall deliver the physical possession of his/her/its original certificate of capital contribution and the register of shareholders of the Consolidated Entity to the Pledgee. The Pledgee shall be entitled to collect the dividends for the Equity Interest.

(5)	During the effective term of the Equity Pledge Agreement, the Pledgor covenants to the Pledgee as follows, among others:

(i)

he/she/it must not transfer or assign any pledged Equity Interest, or create or permit the existence of any other pledges which may have an adverse effect on the rights or benefits of the Pledgee without prior written consent of the Pledgee;

(ii)

he/she/it must furnish the Pledgee with all the governmental notices, orders or instruction with respect to the pledge as contemplated under the Equity Pledge Agreement and comply with such notices, orders or suggestions or, alternatively, at the reasonable request of the Pledgee or with consent from the Pledgee, raise objection to such notices, orders or suggestions; and

(iii)

he/she/it must timely notify the Pledgee of every event and notice he/she/it receives (x) which may affect the Pledgor’s right to all or any part of the pledged Equity Interest, or (y) which may change the Pledgor’s warranties and obligations under the Equity Pledge Agreement or affect the Pledgor’s performance of its obligations thereunder.

(6)	Each of the following events, among others, constitutes an event of default under the Equity Pledge Agreement:

(i)	the Pledgor fails to perform his/her/its obligations under the Loan Agreement, the Operation Agreement, the Exclusive Option Agreement and/or Exclusive Services Agreement (as applicable);

(ii)	the Consolidated Entity fails to pay any service fee under the Exclusive Services Agreement;

(iii)	any representation or warranty made by the Pledgor under the Equity Pledge Agreement is misleading or incorrect, or the Pledgor breaches any of such representation or warranty;

(iv)	the Pledgor breaches his/her/its covenants under the Equity Pledge Agreement;

(v)	the Pledgor waives, relinquishes, transfers or assigns any pledged Equity Interest without prior written consent of the Pledgee; and

(vi)	the Consolidated Entity is incapable of repaying debts.

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